
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Snowledge Corporation

Legal status of issuer

> **Form**
> Corporation

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> January 30, 2013

Physical address of issuer
P.O. Box 19131, Portland, OR 97280

Website of issuer
https://www.snowledge.co/

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
N/A

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
September 18, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
12 (including part time employees)

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$9,233	$79,104
Cash & Cash Equivalents	$ 8,985	$ 78,391
Accounts Receivable	$0.00	$0.00
Short-term Debt	$122,205	$25,672
Long-term Debt	$15,000	$85,000
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$ (96,414)	$ (37,564)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

Exhibit A   Offering Memorandum Part II of Offering Statement
Exhibit B   Financial Statements
Exhibit C   SeedInvest Profile
Exhibit D   Investor Deck
Exhibit E   Video Transcript

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)
July 18, 2017

Snowledge Corporation



Up to $1,000,000 of Crowd Notes

Snowledge Corporation (Snowledge the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by September 18, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by September 18, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to September 18, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://www.snowledge.co/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this Offering may be found at: https://www.seedinvest.com/snowledge/seed

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Snowledge Corporation (the "Company") is a Delaware Corporation, formed on January 30, 2013. The Company is currently conducting business under the name of Snowledge.

The Company is located at P.O. Box 19131, Portland, OR 97280.

The Company's website is https://www.snowledge.co/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/snowledge/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business
Snowledge provides skiers and snowboarders with weather, snow conditions, resort information, performance tracking, as well as social and photo/video sharing all in one easy to use mobile application. It also was built from the ground up as a customer experience and engagement platform to provide resorts and brands with an easy way to access and engage their customers.

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes	$1,000,000
Minimum investment amount per investor	$500
Offering deadline	September 18, 2017
Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 9-10, 17-18 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of our product is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors may have greater financial, technical and human resources than we have and may have superior expertise in research and development and marketing approved products and services. As a result, those competitors

may be better equipped than us to develop and commercialize them. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which could adversely affect our competitive position, the likelihood that our application will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.
There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Amber Sims, Daniel Woodard, Eric Lee O'Brien, and Alfred Lee who are CMO, CTO, CEO, and COO of the Company. The Company has or intends to enter into employment agreements with Amber Sims, Daniel Woodard, Eric Lee O'Brien, and Alfred Lee although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Amber Sims, Daniel Woodard, Eric Lee O'Brien, and Alfred Lee or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the Company.
These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the Company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the Company at an amount well below the valuation cap, so you should not view the valuation cap as being an indication of the Company's value. Further any interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation.
We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the Company at a future date when specified conditions occur. However, it is unclear how a court in Delaware would interpret the provisions of the Crowd Note in relation to our organization as a limited liability company and since the notes set the number of underlying securities an investor is entitled to now, but do not provide for interest or a maturity date and only convert in limited circumstances. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

We have not assessed the tax implications of using the Crowd Note.
The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights.
The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore upon any conversion you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the Company but may be limited in other information and inspection rights. Furthermore, the Company has issued and may issue convertible notes to investors outside of this offering. Those notes may convert earlier or under terms more favorable than the Crowd Note.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 61.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will be bound by an investment management agreement, which limits your voting rights.
All Non-Major Purchasers of Crowd Notes will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

BUSINESS

Description of the Business
Snowledge provides skiers and snowboarders with weather, snow conditions, resort information, performance tracking, as well as social and photo/video sharing all in one easy to use app. It also was built from the ground up as a customer experience and engagement platform to provide resorts and brands with an easy way to access and engage their customers.

Business Plan
The app is primarily designed from a consumer perspective to be the "only app you need on the mountain", combining the features of weather forecast and snow conditions, performance tracking, mountain/resort information and discovery apps. The Snowledge app also provides a social platform for connecting and sharing photo/video content, as well as "gamification" features for those who like a little friendly competition. The built-in geo-location services allow us to implement a whole range of location based features including: • Find your friends and see who is on the mountain today • Highly targeted advertising (i.e. $5 coupon for the pub sent to people on the mountain at lunch time) • Location specific advertising for resorts and brands (different offers for local and out-of-area users) • Contests and challenges. From the resort and brand perspective the app is a customer experience management engine that allows them to engage directly with their customers through contests and challenges, compelling original photo/video content, and highly targeted ads.

History of the Business
The Company was founded by in January 2013.

The Company's Products and/or Services

Product / Service	Description	Current Market
Snowledge App	All in one app, with weather, snow conditions, resort information, performance tracking, and photo/video sharing	4,000 ski areas, equipment retailers and manufacturers, and 125 million skiers and snowboarders

The most important areas of future development for Snowledge are GPS mapping and tracking, social media, and gamification. We also plan to use the raise proceeds to fund development of the Android app.

The foundation of our customer acquisition strategy is based on the assumption that the Snowledge app will achieve our goal of being the essential app for skiers and snowboarders on and off the mountain. Users will want to share their photos and videos, their adventures and achievements, their standings, and mountain info with their friends, family and followers. Facilitating this viral expansion of the app through social media, community-building, enticements, contests and challenges, our ambassador program and through key industry influencers (Olympic medalist Jonny Mosley for example) is our main go-to-market focus. We are additionally using paid advertising in the Apple App Store, Facebook and Instagram as well as interview and review placements in key publications (Independent Skier Magazine for example). Acquiring a large engaged app user base opens the door to acquisition of resort and brand customers who will be able to take full advantage of the built-in engagement and customer experience management features of the app. Co-marketing with resorts and brands will help to increase our penetration into the user base.

Competition
Our competition consists of existing apps such as SNOCRU, FATMAP, EpicMix and SkiTracks, and to some extent "White Label" apps for the resort market. While these apps have been in the market for several years, their market share is still very low (less than 1%).

The Snowledge app and service were designed to address the deficiencies in the current app tools available to skiers, snowboarders, resorts and brands (as we see them and as evidenced by current market adoption rates). For the skiers and snowboarders, Snowledge provides the essential tracking, information, and discovery features in one easy-to-use app in addition to the rich social experience and constant flow of engaging real-time original content that is missing from other apps. In addition the Snowledge service was designed from the ground up with the resort and brand customers in mind in order to provide them with easy and efficient access to the entire marked ecosystem – a key differentiator between Snowledge and the competition.

Supply Chain and Customer Base
Snowledge is a software product. Our customers are the 125 million world-wide skiers and snowboarders, the more than 4,000 mountain resorts and ski areas, as well as the thousands of brands and related businesses. There are no individual customers who will account for 5% or more of our revenues.

Intellectual Property and Research and Development

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
85897267	Downloadable software in the nature of a mobile application for collecting and providing access to location-based information, namely, audio, video and photographic information; computer application software for mobile phones, namely, software for crowd-sourcing by enabling users to upload and view, photos, videos, terrain features,	SNOWLEDGE	April 6, 2013	January 10, 2017	United States

	and terrain locations for skiing and snowboarding; downloadable software in the nature of a mobile application for enabling consumer users to self-define online profiles and accounts for purposes of facilitating the receipt of relevant online and mobile advertising and promotional content and information; computer application software for geotagging, namely, adding geographical identification data to photographs or video.				

We rely on the proprietary GPS tracking and user management software we have developed in-house.

We are constantly developing and innovating new aspects of our application. We do not allocate a distinct portion of our operating budget to research and development.

Real Property

The Company owns or leases the following real property: Not applicable

Governmental/Regulatory Approval and Compliance
We are not aware of any anticipated legal or regulatory changes that will impact the Company or its industry.

Litigation
None

Other
The Company's principal address is P.O. Box 19131, Portland, OR 97280

The Company conducts business in California and Oregon.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	47.50%	$11,875	8.50%	$85,000
General Marketing	7.88%	$1,969	10.98%	$109,800
Research and Development	31.50%	$7,875	58.56%	$585,600
Future Wages	5.25%	$1,313	10.98%	$109,800
Operations	7.88%	$1,969	10.98%	$109,800
Total	**100.00%**	**$25,000**	**100.00%**	**$1,000,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Eric Lee O'Brien

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO/Founder, 2013-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Eric's is the founder and CEO of Snowledge. Eric's ski career began at age seven and continues to this day, with years spent competing at the highest levels of Ski Racing and Freeride Skiing. He put aside his law practice to start Snowledge and provide skiers and snowboarders with the app that they've been waiting for. He is currently sponsored by 4FRNT Skis, Strafe Outerwear, and Nordica.

Name
Al Lee

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO, 2013-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Al began his career as a software engineer at Boeing, and has acquired extensive business, management and executive expertise with a variety of companies, from startups to Fortune 500s including: Boeing, Raytheon, ADP, SuperTracks, Centerspan Communications, and Swan Island Networks. He led the team that created and launched the first legal digital music commerce system (pre-iTunes) and excels at creating great teams that come together to accomplish big things.

Name
Dan Woodard

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CTO, 2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Dan is a solutions-oriented, hands-on team leader with extensive software engineering, design and architecture experience. He created fully featured application for the Ski and Snowboard community that includes all the features that other ski applications lack; designed and implemented initial full stack application utilizing iOS, Swift, Node.js, MongoDB and Amazon AWS S3; and provided high level technical direction and architecture for current development as well as for future infrastructure needs.. He has experience in MongoDB, Node.js, Java, JavaScript, C/C++, HTML, CSS, Python, iOS, OCAP, RDK, DLNA, UPnP, Tomcat, JUnit, UML, XML, JSON, SQL, Linux, Git, VidiPath.

Name
Amber Sims

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CMO, 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Amber Sims is a social media pioneer and marketing strategist for branding and consumer engagement, having run a successful boutique-marketing agency for 10 years. Amber has more than 20 years of professional experience from a range of industries including working for an NBA team, best-selling business authors, fitness and action sports innovators and legendary entrepreneurs—just to name a few. She holds a B.A. in Marketing and Communications from the School of Management at California Lutheran University, and is a past president of the American Marketing Association, CLU Chapter. In 2011, CLU named her a distinguished Silver Anniversary Alumni for their 25th Anniversary of the School of Management, and the Pacific Coast Business Times chose her as one of California's central and southern coast's 40 Under 40 business leaders. In addition to growing business brands across the globe, she has served as an Adjunct Professor at Santa Barbara City College for five years, formerly the nation's number one community college in 2013.

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional Securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors

Dissolution of liquidation of the Company	Board of Directors

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 12 employees in Oregon.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	8,234,045
Voting Rights	As provided in the Bylaws, attached in the dataroom of the Snowledge Profile on SeedInvest
Anti-Dilution Rights	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	86.36%

The Company has the following debt outstanding:

Security Type	Number Sold	Money Raised	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	$85,000	$85,000	12/17/15	Regulation D
Convertible Note	$91,000	$91,000	04/13/17	Regulation D

In December 2015, the Company entered into convertible note agreements with four investors for a total of $85,000. In 2016, the Company issued two additional convertible notes for total principal of $15,000. The instruments mature after an 18-month term and bear 5% interest per annum. The notes allow for prepayment without penalty, have a mandatory prepayment provision at two times the principal amount upon a change in control, and require no payments of principal or interest until maturity. Interest expense of $4,370 and $163 were recorded on these notes for the years ended December 31, 2016 and 2015, respectively.

If and upon a qualified financing where the Company sells preferred stock of $750,000 or greater, the notes' face value along with accrued interest will automatically convert into preferred stock at a discount of 25% to the pricing in the triggering round or the price per share implied by a pre-money valuation of $2,000,000 ($2,000,000 on the 2016 issuances) on the Company's fully diluted capitalization, whichever provides for the greater number of shares.

If there is a financing event involving the sale of preferred stock that does not meet the definition of a qualified financing, the notes become optionally convertible into preferred stock at a discount of 25% to the pricing in the triggering round or the price per share implied by a pre-money valuation of $2,000,000 ($2,000,000 on the 2016 issuances) on the Company's fully diluted capitalization, whichever provides for the greater number of shares.

If at maturity neither of the aforementioned conversions have occurred, the noteholders may elect to convert the note and any unpaid accrued interest into common stock at a conversion price equal to the fair value of the Company's common stock at the conversion date, as determined by the Company's board of directors.

As of December 31, 2016, none of the notes have not been converted and remained outstanding in the full principal amounts. The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

The Company has conducted the following prior Securities offerings in the past three years: Not Applicable

Ownership
A majority of the Company is owned by a few people. Eric Lee O'Brien own 61% of voting power prior to the offering.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Eric Lee O'Brien	61.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
The Company is a business that has not yet generated revenues, has sustained net losses of $96,414 and $37,564 during the years ended December 31, 2016 and 2015, respectively, has an accumulated deficit of $244,335 as of December 31, 2016, and has limited liquidity with just $8,985 of cash as of December 31, 2016.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on growing its business during that time. Our customer acquisition plan and the resulting revenue, along with increased expenses (due to reinstatement of partial payroll), increased data storage and content delivery charges (as a result of increased usage), will result in significant changes in our financial situation in that time frame.

Following the raise, we anticipate that the burn rate will increase to $35K-$60K/month with combined operations and payroll at 50% (depending on the raise amount).

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

Liquidity and Capital Resources
The proceeds of the Offering are necessary to the operations of the Company. Further, the Company anticipates that it will need to raise additional funds in the future, and may do so starting in 2018.

The Company has an additional source of capital other than the proceeds from the Offering. Specifically, they have a U.S. Bank line of credit.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties
As of December 31, 2016, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, development, and efforts to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).

- Once a "qualified equity financing" occurs, the notes may be converted thereafter.

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $2 million valuation cap, if the conversion takes place after the qualified equity financing; or

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $200,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of September 18, 2017.

The minimum investment is this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this Offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than non-major investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-Major counterparts.

Dilution
Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters
Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company's officers contributed $0 and $17,924 of capital for the years ended December 31, 2016 and 2015, respectively.
The Company's had outstanding payables to officers of $0 and $5,157 as of December 31, 2016 and 2015, respectively.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
The intermediary will notify investors when the target offering amount has been met;
The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;
If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the

Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

        If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

        If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1.   The Company becomes a fully-reporting registrant with the SEC
2.   The Company has filed at least one annual report, but has no more than 300 shareholders of record
3.   The Company has filed at least three annual reports, and has no more than $10 million in assets
4.   The Company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5.   The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1.   To the Company that sold the securities
2.   To an accredited investor

3.	As part of an offering registered with the SEC (think IPO)
4.	To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses securities and the Company does not have any plans to list these securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Alfred Lee
_____
(Signature)

Alfred Lee
_____
(Name)

Co-Founder and COO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Exhibit B

Snowledge Corporation

A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2016 and 2015

Snowledge Corporation

TABLE OF CONTENTS



To the Stockholders of
Snowledge Corporation
Portland, Oregon

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Snowledge Corporation (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
June 27, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

SNOWLEDGE CORPORATION
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash	$ 8,985	$ 78,391
Total Current Assets	8,985	78,391
Property and equipment, net	238	713
TOTAL ASSETS	$ 9,223	$ 79,104
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable	$ 4,281	$ 256
Accrued expenses	28,391	20,096
Accrued interest payable	4,533	163
Related party advances	-	5,157
Convertible notes, current portion	85,000	-
Total Current Liabilities	122,205	25,672
Non-Current Liabilities:		
Convertible notes, net of current portion	15,000	85,000
Total Non-Current Liabilities	15,000	85,000
Total Liabilities	137,205	110,672
Stockholders' Equity (Deficit):		
Common stock, $0.0001 par value, 15,000,000 shares authorized, 8,234,045 and 8,234,045 shares issued and outstanding as of December 31, 2016 and 2015, respectively.	823	823
Additional paid-in capital	115,530	115,530
Accumulated deficit	(244,335)	(147,921)
Total Stockholders' Equity (Deficit)	(127,982)	(31,568)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 9,223	$ 79,104

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-2-

SNOWLEDGE CORPORATION
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Revenues	$ -	$ -
Operating Expenses:		
Research and development	64,052	8,338
General and administrative	24,644	29,017
Sales and marketing	3,348	46
Total Operating Expenses	92,044	37,401
Loss from operations	(92,044)	(37,401)
Other Expenses:		
Interest expense	(4,370)	(163)
Total Other Expenses	(4,370)	(163)
Net Loss	$ (96,414)	$ (37,564)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

SNOWLEDGE CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2016 and 2015

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount			
Balance at January 1, 2015	6,434,045	$ 643	$ 97,606	$ (110,357)	$ (12,108)
Issuance of common stock	1,800,000	180	-	-	180
Capital contributions	-	-	17,924	-	17,924
Net loss	-	-	-	(37,564)	(37,564)
Balance at December 31, 2015	8,234,045	823	115,530	(147,921)	(31,568)
Net loss	-	-	-	(96,414)	(96,414)
Balance at December 31, 2016	8,234,045	$ 823	$ 115,530	$ (244,335)	$ (127,982)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SNOWLEDGE CORPORATION
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows from Operating Activities		
Net Loss	$ (96,414)	$ (37,564)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	475	475
Changes in operating assets and liabilities:		
Change in accounts payable	4,025	(714)
Change in accrued expenses	8,295	20,096
Change in accrued interest payable	4,370	163
Net Cash Used in Operating Activities	(79,249)	(17,544)
Cash Flows from Investing Activities		
Net Cash Used in Investing Activities	-	-
Cash Flows from Financing Activities		
Proceeds from issuance of convertible notes	15,000	85,000
Repayments of related party advances	(5,157)	(7,545)
Capital contributions	-	17,924
Issuance of common stock	-	180
Net Cash Provided by Financing Activities	9,843	95,559
Net Change In Cash	(69,406)	78,015
Cash at Beginning of Period	78,391	376
Cash at End of Period	$ 8,985	$ 78,391
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Snowledge Corporation (the "Company"), is a corporation organized January 30, 2013 under the laws of Delaware. The Company developed and operates a performance tracking and social application for skiers and snowboarders which provides a customer experience and engagement management tool for resorts and brands.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2016, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, development, and efforts to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016 and 2015, the Company's cash balances did not exceed federally insured limits.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company had no receivables as of December 31, 2016 or 2015.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, estimated at 3 years for the Company's equipment. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $475 and $475 for the years ended December 31, 2016 and 2015, respectively. The Company's property and equipment as of December 31, 2016 and 2015 consisted of computer equipment with costs of $1,425 for each year end, recorded net of accumulated depreciation of $1,187 and $712 as of December 31, 2016 and 2015, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2016 or 2015.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $64,052 and $8,338 for the years ended December 31, 2016 and 2015, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

Through late 2016, the Company had elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on the Company's taxable income. In late 2015, the Company began taxation as a corporation and is therefore now subject to taxation.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $94,239 and $2,195 as of December 31, 2016 and 2015, respectively. The Company pays Federal and Oregon income taxes at rates of approximately 34% and 6.6%, respectively, and has used an effective blended rate of 38.4% to derive net tax assets of $27,822 and $842 as of December 31, 2016 and 2015, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed, while 2016 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenues, has sustained net losses of $96,414 and $37,564 during the years ended December 31, 2016 and 2015, respectively, has an accumulated deficit of $244,335 as of December 31, 2016, and has limited liquidity with just $8,985 of cash as of December 31, 2016.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities

NOTE 4: CONVERTIBLE NOTES PAYABLE

In December 2015, the Company entered into convertible note agreements with four investors for a total of $85,000. In 2016, the Company issued two additional convertible notes for total principal of $15,000. The instruments mature after an 18-month term and bear 5% interest per annum. The notes allow for prepayment without penalty, have a mandatory prepayment provision at two times the principal amount upon a change in control, and require no payments of principal or interest until maturity. Interest expense of $4,370 and $163 were recorded on these notes for the years ended December 31, 2016 and 2015, respectively.

If and upon a qualified financing where the Company sells preferred stock of $750,000 or greater, the notes' face value along with accrued interest will automatically convert into preferred stock at a discount of 25% to the pricing in the triggering round or the price per share implied by a pre-money valuation of $4,000,000 ($2,000,000 on the 2016 issuances) on the Company's fully diluted capitalization, whichever provides for the greater number of shares.

If there is a financing event involving the sale of preferred stock that does not meet the definition of a qualified financing, the notes become optionally convertible into preferred stock at a discount of 25% to the pricing in the triggering round or the price per share implied by a pre-money valuation of $4,000,000 ($2,000,000 on the 2016 issuances) on the Company's fully diluted capitalization, whichever provides for the greater number of shares.

If at maturity neither of the aforementioned conversions have occurred, the noteholders may elect to convert the note and any unpaid accrued interest into common stock at a conversion price equal to the fair value of the Company's common stock at the conversion date, as determined by the Company's board of directors.

As of December 31, 2016, none of the notes have not been converted and remained outstanding in the full principal amounts. The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

NOTE 5: STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock

The Company has authorized 15,000,000 shares of $0.0001 par value common stock. As of each December 31, 2016 and 2015, 8,234,045 and 8,234,045 shares of common stock were issued and outstanding, respectively.

In 2015, the Company issued its three employees a total of 1,800,000 shares of common stock at $0.0001 per share. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. The shares issued under these restricted stock purchase agreements vested upon issuance in 2015. As of December 31, 2016 and 2015, all shares had vested.

Officers of the Company contributed a total of $0 and $17,924 of capital during the year ended December 31, 2016 and 2015, respectively.

2015 Equity Incentive Plan

The Company adopted the 2015 Equity Incentive Plan (the "Plan"), as amended and restated. The Plan permits the grant of stock options, stock appreciation rights and restricted stock awards to attract and retain employees and consultants. Under the Plan, the Company issues restricted stock awards and options having a term of up to ten years and an exercise price of no less than fair market value of common stock. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests.

The Company has reserved 3,000,000 shares of common stock under the Plan. As of December 31, 2016, 100,000 shares of common stock were available for grant under the Plan. A summary of options activities during 2015 and 2016 is as follows:

| | December 31, 2016 | | | December 31, 2015 | | |
	Shares	Weighted Average Exercise Price		Shares	Weighted Average Exercise Price	
Outstanding - beginning of year	-			-		
Granted	1,200,000	$	0.0003	2,100,000	$	0.0001
Exercised	-			(1,700,000)	$	0.0001
Forfeited	-			(400,000)	$	0.0001
Outstanding - end of year	1,200,000	$	0.0003	-		
Exercisable at end of year	523,810	$	0.0003	-		
Weighted average duration (years) to expiration of outstanding options at year-end	9.5			N/A		

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The Company calculated its estimate of the value of the stock compensation granted during the years ended December 31, 2016 and 2015 under FASB ASC 718, and concluded the value of these options was trivial and therefore did not record compensation costs related to the stock option grants.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company's officers contributed $0 and $17,924 of capital for the years ended December 31, 2016 and 2015, respectively.

The Company's had outstanding payables to officers of $0 and $5,157 as of December 31, 2016 and 2015, respectively.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

2017 Convertible Note Issuances

The Company closed an additional $76,000 of convertible notes payable as of the issuance of these financial statements, with terms similar to those discussed in Note 4.

Management's Evaluation

Management has evaluated subsequent events through June 27, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Exhibit C

SNOWLEDGE

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Snowledge

Snowledge is a performance tracking, social and engagement app for skiers, snowboarders, resorts, and brands. Edit Profile

$500	$2,000,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Snowledge is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Snowledge without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Ski Industry Revenue

$38 Billion

Skiers Worldwide

125 Million

- 5,000+ Users Worldwide
- Co-founder, Eric Lee O'Brien is a sponsored competitor with significant industry contacts
- Brand Ambassadors include professional and competitive skiers
- Subscription model includes four different streams of income: Premium End-User Subscriptions; Resort Customer Revenue; Brand Customer Revenue; and Local Business Customer Revenue

- Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $2,000,000
- Target Minimum Raise Amount: US $200,000
- Offering Type: Side by Side Offering

TEAM

 Snowledge is designed to be the only app you need on the mountain. Snowledge is Powder!

Snowledge provides skiers and snowboarders with weather, snow conditions, resort information, performance tracking, as well as social and photo/video sharing all in one easy-to-use app. It was also built from the ground up to be a customer experience and engagement platform to provide resorts and brands with an easy way to access and engage their customers in new ways, including real-time notifications for visitors on the mountain.

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Product & Service

The app is primarily designed from a consumer perspective to be the "only app you need on the mountain," combining the features of weather forecast and snow conditions, performance tracking, mountain/resort information and discovery apps. The Snowledge app also provides a social platform for connecting and sharing photo/video content, as well as "gamification" features for those who like a little friendly competition. The built-in geo-location services allow us to implement a range of location-based features including:

- Find your friends and see who is on the mountain today
- Targeted advertising (i.e., $5 coupon for the pub sent to people on the mountain at lunch time)
- Location specific advertising for resorts and brands (different offers for local and out-of-area users)
- Contests and challenges

From the resort and brand perspective the app is a customer experience management engine that allows them to engage directly with their customers through contests and challenges, compelling original photo/video content, and highly targeted ads.

Differentiators

The Snowledge app and service were designed to address the deficiencies in the current app tools available to skiers, snowboarders, resorts, and brands (as we see them and as evidenced by current market adoption rates).

For the skiers and snowboarders, Snowledge provides essential tracking, information, and discovery features in one easy-to-use app in addition to a rich social experience and constant flow of engaging real-time original content that we believe is missing from other apps. For resorts and brands, the Snowledge service was designed from the ground up to provide them with easy and efficient access to the market ecosystem – a key differentiator between Snowledge and the competition.

Technology

The Snowledge app and service are built with and run on the latest industry standard tools and services – Swift, node.js, java, MongoDB, Heroku, and AWS.

Although there are no patents currently filed, significant intellectual property has been developed with potential applications within other outdoor sports, adventure, and social markets, including:

- GPS tracking algorithms
- User management
- Tracking management
- Content management
- Registered Trademark of the Snowledge brand

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Team Story

Snowledge is an app that is designed for skiers, by skiers. The initial idea for the app and company came to founder Eric Lee O'Brien, a professional sponsored skier, after realizing that none of the existing apps had the features, functionality, and addictive user experience that he and his friends were looking for. He laid out his ideas and enlisted the help of his uncle, Al Lee (an experienced software engineer, technology exec, and veteran of multiple startups) to help him bring his vision to life. Al brought in a friend and long-time collaborator Daniel Woodard to design and prototype the initial app and back-end service architecture. Snowledge has grown from that core of founders to 12 highly skilled, motivated and passionate owner-employees who have brought to life "the only app you need on the mountain."

Meet the Founders



Eric Lee O Brien
FOUNDER, CEO

Eric is the founder and CEO of Snowledge. Eric's ski career began at age seven and continues to this day, with years spent competing at the highest levels of Ski Racing and Freeride Skiing. He put aside his law practice to start Snowledge and provide skiers and snowboarders with the app that they've been waiting for. He is currently sponsored by 4FRNT Skis, Strafe Outerwear, and Nordica.



Al Lee
CO-FOUNDER, COO

Al began his career as a software engineer at Boeing, and has acquired extensive business, management and executive expertise with a variety of companies, from startups to Fortune 500s including: Boeing, Raytheon, ADP, SuperTracks, Centerspan Communications, and Swan Island Networks. He led the team that created and launched the first legal digital music commerce system (pre-iTunes) and excels at creating great teams that come together to accomplish big things.

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Key Team Members



Daniel Woodard
CTO



SNOWLEDGE

Amber Sims
CMO

Q&A with the Founder

Q: What do you believe are the barriers to entry for your product?

Snowledge: 1. Providing a positive user experience in difficult conditions: Creating an enjoyable user experience in the winter mountain environment is difficult. Providing the right features, performance and user experience is critical. Our initial growth numbers are giving us confidence that we are on the right track. 2. Developing the complex calculations involved in GPS performance tracking: Our app has already demonstrated outstanding performance on the mountain, but we will continue to refine the tracking performance, battery usage and user experience as we move forward. 3. Providing value to the entire ecosystem - skiers/snowboarders, resorts, and brands: Most of our competition is focused on user revenue. While we think this is important, we believe that there is far greater value in providing benefits to the entire mountain ecosystem - skiers, snowboarders, mountain resorts, brands and other services. Snowledge was designed from the ground up for that purpose. 4. The cost of MVP: Building an app with the required technical complexity is expensive (minimum $500K). Our dedicated team has built and launched the Snowledge MVP with $100K, underscoring our passion, technical and management expertise.

Q: Do you have any intellectual property?

Snowledge: No patents have been filed to date, however Snowledge has developed products and services in-house in the following areas: GPS tracking algorithms; user management; tracking management; content management; Resort/Brand profile and service management; registered trademark of the Snowledge brand.

Q: What are your competitive advantages

Snowledge: Our key competitive advantages are: 1. Global reach: The Snowledge app is accessible to skiers and snowboarders at resorts and backcountry locations around the world, with users in North and South America, Canada, Europe, New Zealand, Australia, and Japan. 2. Our founder's experience and industry connections: Eric Lee O'Brien is a former Junior Olympic ski racer and currently a sponsored competitor (4FRNT, Nordica, and Strafe Outerwear) on the Freeride World Tour Qualifier Series. His extensive and continuing experience and industry contacts give Snowledge a definite advantage. 3. A comprehensive engagement engine: The Snowledge app is designed from the ground up to provide a more enjoyable experience for skier and snowboarders. More importantly, it provides a customer experience platform where resorts and brands can engage, interact, promote, and build brand awareness and loyalty with the mountain community. Our unique Partner Portal, provides resorts and brands with an easy to manage and seamless tool for managing their profile and engaging with their target audience. 4. Multiple revenue streams: A key advantage of the Snowledge app and service is the access to multiple revenue streams, including: Premium User Subscriptions; Resort Advertising & Engagement; Brand Advertising & Engagement; User Usage Data

Q: What are your anticipated exit scenarios?

Snowledge: Based on our projections, we are confident that Snowledge will grow into a viable, profitable standalone business in the 3-5 year timeframe. Due the nature of our business and the associated integrated community of skiers, snowboarders, resorts and brands, we also believe that Snowledge will be an attractive acquisition target by companies such as GoPro, Strava, Active Interest Media, etc.

Q: Could you talk a little about your acquisition strategy?

Snowledge: The foundation of our customer acquisition strategy is based on the assumption that the Snowledge app will achieve our goal of being the essential app for skiers and snowboarders on and off the mountain. Users will want to share their photos and videos, their adventures and achievements, their standings, and mountain info with their friends, family and followers. Facilitating this viral expansion of the app through social media, community-building, enticements, contests and challenges, our ambassador program and through key industry influencers (Olympic medalist Jonny Mosley for example) is our main go-to-market focus. We are additionally using paid advertising in the Apple App Store, Facebook and Instagram as well as interview and review placements in key publications (Independent Skier Magazine for example). Acquiring a large engaged app user base opens the door to acquisition of resort and brand customers who will be able to take full advantage of the built-in engagement and customer experience management features of the app. Co-marketing with resorts and brands will help to increase our penetration into the user base.

Q: What are some of your notable customers or partnerships?

Snowledge: Our sales efforts have just begun in earnest. We expect to have several solid announcements in the next couple of weeks and more in advance of the coming ski season.

Q: You have been around for a few years without outsized growth, how do you anticipate you will bring this company to the next level after the raise?

Snowledge: Actually, we have only been launched publicly for less than one ski season (mid-December 2016 - the previous year was spent building a team and building the initial app release). We were very pleased with the response from the initial release, especially since this initial MVP app release did not include the key differentiating features that will be released this coming season, nor had we fully staffed and activated our marketing plan, both of which are now in place and showing results. This raise will allow us to activate our resort and brand revenue stream with the launch of our "Partner Portal" as well as dramatically grow our user based with the launch of our Snowledge 2.0 app and fully activated marketing plan.

Q: How does Snowledge make money?

Snowledge: We have four different streams of income: Premium End-User Subscriptions; Resort Customer Revenue; Brand Customer Revenue; and Local Business Customer Revenue. Premium user subscriptions from 10% of our users who will pay $36 per season (to be able to find their friends on the mountain, view enhanced leaderboards, and access unlisted terrain.) With an average of 3K premium users per mountain, we will generate ~$100K in revenue per mountain. Similarly for mountains, we expect annual subscriptions to average $15K, and include, four brands at $12K each, and two local businesses at $3K, for an average of $130K in total revenue per mountain in year 5. We've had a lot of conversations with these mountains and they are desperate for a quality app, but can't afford to develop one themselves.

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The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

TEAM

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,000,000	US $1,000,000
Minimum investment	$20,000	US $500
Target minimum	US $200,000	US $200,000
Security type	Crowd Note	Crowd Note
Conversion discount	25.0%	25.0%
Valuation cap	US $2,000,000	US $2,000,000
Interest rate	5.0%	5.0%
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised


Marketing & Sales
Development
Exec
Operations

If Maximum Amount Is Raised


Marketing & Sales
Operations
Development
Exec

Highlights
Product & Service
Q&A with Founder
Prior Rounds
Market Landscape
Data Room
SeedInvest

Overview
Team Story
Term Sheet
Financial Discussion

TEAM
Prior Rounds



The graph below illustrates the valuation cap or the pre-money valuation of Snowledge's prior rounds by year.



| | Pre-Seed (Common) | Seed (Convertible) | Current Seed (Crowd) |

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $40,000
Close Date	Jun 1, 2015
Security Type	Common Equity

Seed

Round Size	US $126,000
Close Date	Dec 31, 2017
Security Type	Convertible Note
Valuation Cap	US $2,000,000

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached hereto in addition to the following information. Financial statements are provided in the Dataroom, and attached to the Form C as Exhibit B.

Operations

The Company is a business that has not yet generated revenues, has sustained net losses of $96,414 and $37,564 during the years ended December 31, 2016 and 2015, respectively, has an accumulated deficit of $244,335 as of December 31, 2016, and has limited liquidity with just $8,985 of cash as of December 31, 2016.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on growing its business during that time. Our customer acquisition plan and the resulting revenue, along with increased expenses (due to reinstatement of partial payroll), increased data storage and content delivery charges (as a result of increased usage), will result in significant changes in our financial situation in that time frame.

Following the raise, we anticipate that the burn rate will increase to $35K-$60K/month with combined operations and payroll at 50% (depending on the raise amount).

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

Liquidity and Capital Resources

The proceeds of the Offering are necessary to the operations of the Company. Further, the Company anticipates that it will need to raise additional funds in the future, and may do so starting in 2018.

The Company has an additional source of capital other than the proceeds from the Offering. Specifically, they have a U.S. Bank line of credit.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

As of December 31, 2016, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, development, and efforts to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

TEAM

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape

The Market

Snowledge's addressable market consists of roughly 4,000 ski areas, a $52B+ global economy of equipment retailers and manufacturers, and 125 million skiers and snowboarders. We are specifically targeting the $10B directed toward resort and brand marketing. (Estimates are published industry metrics – SIA & World Ski Report)

We are not limited by geography or the financial constraints of our potential users; Snowledge is available all over the world, and is accessible through a free version or a premium subscription.

Our resort pipeline is prioritized by market size and whether or not they have an existing app, with an initial focus on increasing the number of app users. Our brand pipeline starts with brands that are already partnering with our resort partners, brands that we already have a relationship with, and regional brands.

Competitive Overview

Our competition consists of existing apps such as SNOCRU, FATMAP, EpicMix, and SkiTracks, and to some extent "White Label" apps for the resort market. Although these apps have been in the market for several years, their market share is still less than 1%. It is still a wide open market. We believe that the low adoption rate is due to poor user experience, lack of focus on the social dimension of skiing, and the failure to integrate with resorts and brands.

The Snowledge app and service were designed to address the deficiencies in the current app tools available to skiers, snowboarders, resorts and brands (as we see them and as evidenced by current market adoption rates).

For the skiers and snowboarders, Snowledge provides the essential tracking, information, and discovery features in one easy-to-use app in addition to the rich social experience and constant flow of engaging real-time original content that is missing from other apps. Snowledge is closely modeled after Strava (an app for cyclists and runners), which has dominated a similar market (~10% market share) with a similar focus on the social aspects of the sport and building a highly engaged community.

In addition, the Snowledge service was designed from the ground up with the resort and brand customers in mind in order to provide them with easy and efficient access to the entire marked ecosystem – a key differentiator between Snowledge and the competition.

We believe there are also several barriers to entry and success in this market. Those barriers are:

- **Providing a positive user experience in difficult conditions**: Creating an enjoyable user experience in the winter mountain environment is difficult. Providing the right features, performance and user experience is critical. Our initial growth numbers are giving us confidence that we are on the right track.

- **Developing the complex calculations involved in GPS performance tracking**: Our app has already demonstrated outstanding performance on the mountain, but we will continue to refine the tracking performance and user experience as we move forward.

Risks and Disclosures

The development and commercialization of our product is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize them. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our application will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations. There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Amber Sims, Daniel Woodard, Eric Lee O'Brien, and Alfred Lee who are CMO, CTO, CEO, and COO of the Company. The Company has or intends to enter into employment agreements with Amber Sims, Daniel Woodard, Eric Lee O'Brien, and Alfred Lee although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Amber Sims, Daniel Woodard, Eric Lee O'Brien, and Alfred Lee or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications. Our ability to implement and provide our applications and services to our clients depends, in on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME
> ▢ Pitch Deck and Overview (1 file)
> ▢ Product or Service (12 files)
> ▢ Financials (2 files)
> ▢ Fundraising Round (1 file)
> ▢ Investor Agreements (1 file)
> ▢ Miscellaneous (3 files)

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TEAM

Exhibit D



SNOWLEDGE

DISCOVER. RIDE. SHARE.

DISCLAIMER



This presentation contains offering materials prepared solely by Snowledge without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



Skiers want a comprehensive social tracking app that works at every mountain.

The Ski Industry needs a customizable mobile experience to engage customers and drive sales.

SOLUTION / PRODUCT: SKIERS



Comprehensive Social Tracking App

Discover More:

- *Mountains, Media Content, Contests, Local Insights*

Ski Smarter:

- *Find Friends, Detailed Maps*

Share Your Experience:

- *Days, Stats, Photos, Videos, Mountain Knowledge*

Earn Snowledge Status:

- *Bragging Rights, Prizes, Community Influence*



Verizon
1:58 PM
100%
Feed
Post
Eric Lee O'Brien
Rogers Pass, BC - Mushroom People
01/14
15 likes
Eric Lee O'Brien Major bucket list item knocked off today! On the home stretch to the top of Mushroom People in Rogers Pass

SOLUTION / PRODUCT: SKI INDUSTRY



Customer Engagement + Targeted Promotion

Gamification (Contests)
- *More Days Skied, Loyalty*

User-Generated Content
- *Visibility, Engagement*

Aggregate Data
- *Customer Insights*





MARKET: SKIERS

125M Skiers

20M: North America

65M: Europe

40M: Asia / South America



Verizon
8:19 PM
100%
Activity
Ski
Eric Lee O'Brien
Alpine Meadows, CA
5d
Vertical: 15239ft
Runs: 13
Top Speed: 51mph
Talmont
Pine Land
Mapbox
All time day shredding Alpine with the Snowledge Crew: Kenzie Morris brandon craddock and Brian S

MARKET: SKI INDUSTRY



$48B – Total Revenue

$19B: 5-6K Resorts

$29B: 1,000's of Industry Brands + Local Businesses

$10B TAM – Advertising and Marketing Spend

   

HOW WE MAKE MONEY



Annual Subscription (ACV)	Source	Projected Quantity*	Gross Annual (year 5)
$36	Premium Subscription (projected 10% of users)	535K	$13M
$15K	Resorts	375	$6M
$12K	Industry Brands	250	$3M
$3K	Local Businesses	500	$2M

*This slide may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially.

COMPETITION



125M Skiers



Ski Apps: *EpicMix, SNOCRU, Trace, Ski Tracks, FATMAP*

- 100K – 1M downloads / 125M skiers ≈ 0 - 1%

240M Cyclists



Strava (Cycling App)

- 20M downloads / 240M cyclists ~ 10%

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements



TRACTION: SKI INDUSTRY

Launched December 2016

- 5,000+ Users Worldwide
- Experienced 100%+ Month-Over-Month Growth during ski season (Jan-Mar)
- Weekly Active Users as high as 36% (February)



Facebook
7:45 PM
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Profile
Sign Out
Eric Lee O'Brien
Alpine Meadows, CA
Professional little mountain skier
Middle management potential
4FRNT | Strafe | Nordica
56 DAYS
323,482 FT
4 MTS
192 following
83 followers
Find Friends

GO-TO-MARKET



15K Users – October 2017*

- Paid Social Media Advertising

- Media Placements and PR

- User Referrals

- Resort / Brand Partnership Co-Promotion

57K Users – April 2018*









*Numbers based on Snowledge growth projections





Eric Lee O'Brien (Founder, CEO)

- *Attorney, Competitive Freeride Skier*



Al Lee (Co-Founder, COO)

- *Executive Management, 3 startups, Software Engineer*



Dan Woodard (CTO)

- *Software Engineer, 4 startups, Architect*

Amber Sims (CMO)

- *Marketing, Brand, Social Media, and PR Strategy, 2 startups*







Tom Kingsley

- *CrowdCompass, Oregon Angel Fund, TIE Angels*



Andy Goggins

- *Marketing Director - Mt. Bachelor, Alpine Meadows, Ten Barrel Brewing Co.*



Paul Nadeau

- *Executive Management - NurseGrid, Act-On Software, Inovise Medical, and SignaCert*



Comprehensive Skiing App + Mobile Customer Experience

125M Skiers, $52B Ski Industry

Huge Market Opportunity

Experienced Executive Team

Exhibit E

EXHIBIT E – Video Transcript

Snowledge. The only app you need on the mountain has arrived, and its free in the app store. Snowledge was designed with input from our local experts and built for skiers and riders who want to get the most out of their day on the mountain.

Find out which friends are on the mountain that day, and connect with local community. Be the first to know what the most up to date and relevant weather and snow conditions. Track your progress with GPS while you ride, including max speed, number of runs, vertical feet and current elevation.

Customize your profile with your home mountain, add a bio and build your gallery. Visit your activity feed to see a recap of all your days and mountains skied. Post your best photos and videos to earn bragging rights and a chance to get on the Snowledge Ambassador team. Plus, enter to win prizes from top brands and exclusive Snowledge gear.

Snowledge lets skiers and snowboarders track their day, rally their crew, explore the best terrain, and find the deepest snow on the mountain.

Discover. Ride. Share. Today.

Snowledge is Powder.